Exhibit 21.1

Subsidiaries of the Registrant

State of Incorporation
Entity	or Formation
Republic Credit Indemnity Companies, Inc.	Delaware

Republic Mortgage Insurance Company	North Carolina

Republic Insured Credit Services, Inc.	Delaware

Republic Mortgage Insurance Company of North Carolina	North Carolina

Republic Equity Credit Services, Inc.	Illinois

Republic Mortgage Insurance Companies, Inc.	Delaware

Republic Credit Indemnity Company	Illinois

Republic Mortgage Insurance Company of Florida	Florida

RMIC Corporation	North Carolina